                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on
Form F-4 of Telecom Italia Capital S.A. (Registration No. 333-125900) and Telecom Italia S.p.A.
(Registration No. 333-125900-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

PRESS RELEASE

TELECOM ITALIA CAPITAL S.A. COMPLETES THE EXCHANGE OFFER OF REGISTERED NOTES

Milan, October 13, 2005 - Telecom Italia announces that it has completed the offering, which expired on September 30, 2005, launched by its subsidiary Telecom Italia Capital S.A., to exchange Guaranteed Senior Notes already in circulation and exempt from registration under the US Securities Act of 1933 (the “Initial Notes”) with registered Guaranteed Senior Notes for like principal amounts with the same characteristics (the “Exchange Notes”).

The following Guaranteed Senior Notes have been exchanged:

•

Guaranteed Senior Notes up to US $1,250,000,000 aggregate principal amount of unregistered 4% due 2010 (the “2010 Initial Notes”)

•

Guaranteed Senior Notes up to US $1,250,000,000 aggregate principal amount of unregistered 4.95% due 2014 (the “2014 Initial Notes”)

•

Guaranteed Senior Notes up to US $1,000,000,000 aggregate principal amount of unregistered 6% Guaranteed Senior Notes due 2034 (the “2034 Initial Notes”).

The Initial Notes were originally issued and sold on October 6, 2004 in a transaction exempt from registration under the US Securities Act of 1933.  The Exchange Notes issued in the exchange offer have been registered under the US Securities Act of 1933 and have substantially the same terms and conditions as the unregistered Initial Notes. Telecom Italia unconditionally guarantees both the Initial Notes and the Exchange Notes.

At the time of expiration of the exchange offer and after confirmation of tenders sent via the guaranteed delivery procedure, US $3,498,520,000 aggregate principal amount of the Initial Notes, comprised of US $1,248,845,000 aggregate principal amount of 2010 Initial Notes, US $1,249,675,000 aggregate principal amount of 2014 Initial Notes and US $1,000,000,000 aggregate principal amount of 2034 Initial Notes, had been tendered in the exchange offer.  This amount represents approximately 99.96% of the outstanding aggregate principal amount of the Initial Notes.

Telecom Italia Capital filed a registration statement, including a prospectus and other related documents, on Form F-4 with the United States Securities and Exchange Commission in connection with the exchange offer. The terms of the newly issued Exchange Notes are set forth in the prospectus. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Telecom Italia

Media Relations

Corporate & Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

TELECOM ITALIA CAPITAL

TELECOM ITALIA S.p.A.

OFFICER’S CERTIFICATE

_____________________________________

Reference is hereby made to the Indenture, dated as of October 6, 2004 (the “Base Indenture”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of October 6, 2004 (collectively, the “Indenture”), among Telecom Italia Capital, Société Anonyme, a company with limited liability incorporated under the laws of the Grand-Duchy of Luxembourg in the form of a société anonyme, having its registered office at 287-289 Route d’Arlon, L-1150 Luxembourg, registered with the register of Commerce and Companies (Registre de Commerce et des sociétés) in Luxembourg under number B-77.970, as Issuer (the “Issuer”), Telecom Italia S.p.A., a joint stock company established under the laws of the Republic of Italy, having its registered office at Piazza degli Affari 2, 20123 Milan, Italy, as Guarantor (the “Guarantor”), and JPMorgan Chase Bank, N.A., a company organized and existing under the laws of the State of New York, as Trustee (the “Trustee”).  Capitalized terms used herein without definition shall have the respective meanings set forth in the Base Indenture or First Supplemental Indenture for such terms.  References herein to Sections or Articles are references to Sections and Articles in the Base Indenture.

Each of Antonio Sica, the duly appointed and acting representative of the Issuer, and Andrea Balzarini, the duly appointed and acting representative of the Guarantor, each acting as attorney-in-fact pursuant to authority conferred by the Boards of Directors of the Issuer and Guarantor, hereby determines and sets forth, pursuant to resolutions of, respectively, the Board of Directors of the Issuer adopted on September 24, 2004 and the Board of Directors of the Guarantor adopted on May 9, 2005, and does, HEREBY CERTIFY as follows:

(A)

Recitals.

1.

The Issuer and the Guarantor have previously executed and delivered to the Trustee the Indenture.

2.

The Base Indenture provides for the issuance from time to time of guaranteed senior unsecured debt securities (“Securities”) by the Issuer and the guarantee thereof by the Guarantor.

3.

Article 3 of the Base Indenture provides that there shall be established in or pursuant to a Board Resolution of the Issuer and the Guarantor, as appropriate, or pursuant to other appropriate corporate authorization, and, subject to Section 304 of the Base Indenture, set forth, or determined in the manner provided, in an Officer's Certificate, or established in one or more indentures supplemental to the Base Indenture, prior to the issuance of Securities of any Series, among other matters, the title, limits upon the aggregate principal amount of, and the terms and conditions relating to payment of principal and the rate or rates at which interest shall accrue on, such Securities.

4.

Pursuant to the Base Indenture and on the terms set forth in the First Supplemental Indenture, (i) the Issuer has previously issued in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), a series of 4% Guaranteed Senior Global Notes due 2010, initially in the aggregate principal amount of US $1,250,000,000 (the “Private 2010 Notes”), 4.95% Guaranteed Senior Global Notes due 2014, initially in the aggregate principal amount of US $1,250,000,000 (the “Private 2014 Notes”) and 6% Guaranteed Senior Global Notes due 2034, initially in the aggregate principal amount of US $1,000,000,000 (the “Private 2034 Notes” and, together with the Private 2010 Notes and the Private 2014 Notes, the “Private Notes”), and (ii) the Guarantor has irrevocably and unconditionally guaranteed (the “Private Guarantees”) the full and punctual payment of principal, interest, additional amounts and all other amounts, if any, that could become due and payable in respect of the Private Notes.

5.

Pursuant to a Registration Statement on Form F-4 (Reg. No. 333-125900-01; 333-125900) filed with the United States Securities and Exchange Commission), the Issuer and the Guarantor have effected a registered offer to exchange (the “Exchange Offer”) all of the outstanding Private 2010 Notes, Private 2014 Notes and Private 2034 Notes for, respectively, a series of 4% Guaranteed Senior Global Notes due 2010, in an aggregate principal amount of up to US $1,250,000,000 (the “Registered 2010 Notes”), 4.95% Guaranteed Senior Global Notes due 2014, in an aggregate principal amount of up to US $1,250,000,000 (the “Registered 2014 Notes”), and 6% Guaranteed Senior Global Notes due 2034, in an aggregate principal amount of up to US $1,000,000,000 (the “Registered 2034 Notes” and, together with the Registered 2010 Notes and the Registered 2014 Notes, the “Exchange Notes”), in each case which have been registered with the United States Securities and Exchange Commission and which will also be irrevocably and unconditionally guaranteed by the Guarantor (the “Registered Guarantees”).

6.

The Issuer and Guarantor intend that the terms of the Exchange Notes and the Registered Guarantees will be substantially identical to the terms of the Private Notes and the Private Guarantees, except that the Exchange Notes will be registered under the Securities Act and, therefore, subject to fewer restrictions on transfer than the Private Notes, Holders of the Exchange Notes will not be entitled to the benefits of the Registration Rights Agreement relating to the Private Notes and interest on the Exchange Notes will accrue from the last day on which interest is paid on the Private Notes tendered in the Exchange Offer.

(B)

The Exchange Notes.

1.

There shall be a series of guaranteed debt securities designated “$1,248,845,000 4% Guaranteed Senior Global Notes Due 2010” (which are referred to in this Officer’s Certificate as the Registered 2010 Notes), a series of guaranteed debt securities designated “$1,249,675,000 4.95% Guaranteed Senior Global Notes Due 2014” (which are referred in this Officer’s Certificate as the Registered 2014 Notes) and a series of guaranteed debt securities designated “$1,000,000,000 6% Guaranteed Senior Global Notes Due 2034” (which are referred to in this Officer’s Certificate as the Registered 2034 Notes).  Such notes shall have the respective CUSIP, ISIN and Common Codes set forth on Annex A hereto.

2.

The Registered 2010 Notes, the Registered 2014 Notes and the Registered 2034 Notes (together, in each case, with the Guarantees to be endorsed thereon) shall be substantially in the forms attached as Annexes B, C and D hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Base Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officer or representative of the Issuer executing such Exchange Notes, as evidenced by the execution of the Exchange Notes.

3.

The Exchange Notes shall be direct, senior, unsecured and unsubordinated obligations of the Issuer and shall rank pari passu, without any preference or priority of payment, between themselves and equally with all other senior, unsecured, unsubordinated obligations of the Issuer, from time to time outstanding.  The Registered 2010 Notes shall mature, unless previously redeemed or repurchased and/or otherwise cancelled, on January 15, 2010.  The Registered 2014 Notes shall mature, unless previously redeemed or repurchased and/or otherwise cancelled, on September 30, 2014.  The Registered 2034 Notes shall mature, unless previously redeemed or repurchased and/or otherwise cancelled, on September 30, 2034.

4.

The Exchange Notes shall be issued only in registered form.  The Exchange Notes shall be issued in denominations of $1,000 and integral multiples thereof.

5.

The Exchange Notes shall be issued as registered Securities in book-entry global form and shall not be exchangeable for definitive securities except as provided in Section 306 of the Base Indenture.  The Exchange Notes shall not be exchangeable at any time for bearer securities.  The Exchange Notes will be issued as global notes registered in the name of DTC or its nominee.  Book-entry interests in a global note may be held through organizations that participate, directly or indirectly, in DTC, Clearstream and Euroclear, as applicable.  Book-entry interests in the Exchange Notes and all transfers relating to the Exchange Notes will be reflected in the book-entry records of DTC.

6.

Each Exchange Note shall be duly executed by an authorized representative of the Issuer and authenticated by the Trustee, as the Authenticating Agent.  Each Exchange Note shall include a Registered Guarantee endorsed thereon.  The aggregate principal amount of the Exchange Notes for each series of the Exchange Notes may from time to time be increased or decreased by adjustments made by the Trustee to reflect exchanges, conversions, repurchases and redemptions, as applicable.

7.

The Trustee is authorized, upon receipt of Exchange Notes executed by an authorized representative of the Issuer for the purposes of the original issuance of the Exchange Notes, to authenticate, (i) Registered 2010 Notes in an aggregate principal amount initially not in excess of US$1,248,845,000, (ii) Registered 2014 Notes in an aggregate principal amount initially not in excess of US$1,249,675,000 and (iii) Registered 2034 Notes in an aggregate principal amount initially not in excess of US$1,000,000,000 without any further action by the Issuer and to deliver the Global Securities in accordance with the written order of the Issuer.

8.

The Exchange Notes will bear interest as follows:

(i)

The Registered 2010 Notes will bear interest at a fixed rate per annum equal to 4%.

(ii)

The Registered 2014 Notes will bear interest at a fixed rate per annum equal to 4.95%.

(iii)

The Registered 2034 Notes will bear interest at a fixed rate per annum equal to 6%.

Interest on the Exchange Notes will accrue from the last day on which interest was paid on the Private Notes and will be payable semi-annually in arrears on January 15 and July 15 of each year for the Registered 2010 Notes, and March 30 and September 30 of each year for the Registered 2014 Notes and Registered 2034 Notes (each, an “Interest Payment Date”) commencing on January 15, 2006 for the Registered 2010 Notes and March 30, 2005 for the Registered 2014 Notes and Registered 2034 Notes, to the persons in whose names the notes are registered at the close of business on the applicable preceding January 1 and July 1 for the Registered 2010 Notes and the preceding March 15 and September 15 for the Registered 2014 Notes and the Registered 2034 Notes.

The dates set forth above with to reference is made to determine the Persons entitled to receive interest on the Exchange Notes of a series are collectively referred to as “Regular Record Dates”.  If any Interest Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day which is a Business Day; provided that interest on such payment shall not accrue during the period from and after such Interest Payment Date.  If the Stated Maturity date or any earlier redemption or repayment date with respect to the applicable series of Exchange Notes falls on a day that is not a Business Day, the payment of principal, and any premium, and any accrued interest shall be made on the next succeeding Business Day, but interest on such payment shall not accrue during the period from and after the Stated Maturity, redemption or repayment date.

9.

There shall be no sinking fund for the retirement of the Exchange Notes.  Except as provided for in Section 1108 of the Base Indenture, neither the Issuer, Guarantor nor the Holders of Exchange Notes shall be entitled to call any series of the Exchange Notes, except as provided below.

The Exchange Notes may be redeemed in whole or in part, at the option of the Issuer and without the consent of the Holders of the Exchange Notes or the Trustee, at any time on and after July 15, 2006 for the Registered 2010 Notes and September 30, 2006 for the Registered 2014 Notes and the Registered 2034 Notes, upon giving not less than 30 nor more than 60 days’ notice to the Holders of the Exchange Notes at a redemption price equal to the greater of (x) 100% of their aggregate principal amount plus accrued but unpaid interest to (but excluding) the date fixed for such redemption or (y) a Make-Whole Amount.  Any such redemption shall be made in accordance with Article 11 of the Base Indenture.

10.

The Stated Maturity of the Registered 2010 Notes is January 15, 2010.  The Stated Maturity of the Registered 2014 Notes is September 30, 2014.  The Stated Maturity of the Registered 2034 Notes is September 30, 2034.

11.

The U.S. dollar shall be the sole currency of account and payment for all sums payable by the Issuer under or in connection with the Exchange Notes.

12.

Section 403 of the Base Indenture “Defeasance and Discharge of Securities of a Series” shall apply to the Exchange Notes.

13.

The Exchange Notes shall bear the Global Legend but shall not bear the Securities Act Legend.

(C)

Amendments and Supplements to the Indenture.

1.

The terms contained in this Officer’s Certificate, as they may supplement or amend the Base Indenture shall, unless otherwise specified, apply to the Exchange Notes only and, except as set forth in a separate supplemental indenture or an Officer’s Certificate relating thereto, not to any other series of Securities issued under the Base Indenture and any covenants provided herein are expressly being included solely for the benefit of the holders of the Exchange Notes.  These supplements or amendments shall, unless otherwise specified, be effective with respect to the Exchange Notes for so long as any Exchange Note remains Outstanding.

2.

Article 1 of the Base Indenture shall be supplemented or amended for purposes of this Officer’s Certificate and the Exchange Notes as follows:

Section 101 of the Base Indenture (“Definitions”) shall be amended by inserting, amending or restating, as the case may be, in their appropriate alphabetical position, the following definitions:

“Adjusted Treasury Rate” means, with respect to any Redemption Date:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the Redemption Date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day-count basis) of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Exchange Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Exchange Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“DTC” means The Depository Trust Company and its successors.

“Interest Payment Date” shall have the meaning as set forth in paragraph (B)(8) above.

“Issue Date” shall mean the date of issue of any series of Exchange Notes.

“Make-Whole Amount” means the amount determined by the Quotation Agent equal to the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued and unpaid as of the Redemption Date) to Stated Maturity of the Exchange Notes discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus

--

20 basis points in the case of the Registered 2010 Notes,

--

25 basis points in the case of the Registered 2014 Notes, and

--

30 basis points in the case of the Registered 2034 Notes,

plus accrued and unpaid interest thereon to the Redemption Date.

“Primary Treasury Dealer” means a primary U.S. Government securities dealer in New York City.

“Quotation Agent” means either Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch International and Morgan Stanley & Co. Incorporated or such other agent as appointed by the Issuer or the Guarantor, or, if these firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Issuer or the Guarantor.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch International and Morgan Stanley & Co. Incorporated, or their respective affiliates which are primary U.S. Government securities dealers, or their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer will substitute such Reference Treasury Dealer with another Primary Treasury Dealer; and any other Primary Treasury Dealer selected by the Quotation Agent after consultation with the Issuer or the Guarantor.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding such Redemption Date.

3.

Article 10 of the Base Indenture shall be supplemented for purposes of this Officer’s Certificate and the Exchange Notes as follows:

In accordance with Section 1002 of the Base Indenture (“Maintenance of Office for Agency”), the Issuer hereby supplements such Section by making the following undertakings:

The Issuer will maintain in New York City, New York and in Luxembourg an office and agency where the Exchange Notes may be surrendered for payment and where such Exchange Notes may be surrendered for registration of transfer, exchange and where notices and demands to or upon the Issuer or the Guarantor in respect of the Exchange Notes and the Indenture may be served.  Initially such office and agency shall be JPMorgan Chase Bank, N.A., 4 New York Plaza, 15th Floor, New York, New York 10004 and BNP Paribas, Securities Services, Luxembourg Branch, 23 Avenue de la Porte, Neuve L-2083, Luxembourg.  For so long as the Exchange Notes are listed on the Luxembourg Stock Exchange, the Issuer has agreed to maintain such an agency in Luxembourg.  The Issuer has also agreed that for so long as any Exchange Notes remain outstanding, it will maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any Directive implementing European Directive 2003/48/EC of 3 June 2003.  The Issuer may, at any time, terminate the appointment of any paying agent, appoint additional paying agents, and approve any change in the office through which any paying agent acts.  In the event that the Issuer should change its paying agent in Luxembourg, the Issuer shall give notice in accordance with Section 106 of the Base Indenture.

(D)

Miscellaneous.

1.

Unless provided for by this Officer’s Certificate, no other optional provision of the Indenture shall be applicable to the Exchange Notes.

2.

The forms, terms and provisions of the Base Indenture, except as specifically modified or supplemented hereby, are hereby ratified in all respects.

3.

The Exchange Notes and Registered Guarantees relating thereto shall be issued and delivered solely pursuant to the Exchange Offer effected by the Issuer and the Guarantor under, and subject to the terms, conditions and procedures described in, the Registration Statement on Form F-4 (Reg. No. 333-125900-01; 333-125900) as filed with the U.S. Securities and Exchange Commission.

IN WITNESS WHEREOF, each of the undersigned has executed this certificate as of this 12th day of October 2005.

Telecom Italia Capital, as Issuer

By: /s/ Antonio Sica

Telecom Italia S.p.A, as Guarantor

By: /s/ Andrea Balzarini

ANNEX A

Exchange Notes

4% Guaranteed Senior Notes Due 2010

4.95% Guaranteed Senior Notes Due 2014

6% Guaranteed Senior Notes Due 2034

The clearing numbers of the Exchange Notes are set forth below:

Note	Common Codes	CUSIP Numbers	ISIN Numbers
Registered 2010 notes	022949624	87927VAK4	US87927VAK44
Registered 2014 notes	022949713	87927VAL2	US87927VAL27
Registered 2034 notes	022949772	87927VAM0	US87927VAM00

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 13th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager